DLA Piper Rudnick Gray Cary US LLP
6225 Smith Avenue
Baltimore, Maryland 21209-3600
T 410.580.3000
F 410.580.3001
W www.dlapiper.com
Jason C. Harmon
jason.harmon@dlapiper.com
T 410.580.4170 F 410.580.3170
November 7, 2005
VIA FACSIMILE (202) 772-9210 AND UPS NEXT DAY AIR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Adam Halper

Re:	Visual Networks, Inc.
Registration Statement on Form S-3
Filed on September 7, 2005
File No. 333-128145
Ladies and Gentlemen:
     This letter is submitted on behalf of Visual Networks, Inc. (“Visual Networks”) in response to comments raised by the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the letter from Barbara C. Jacobs dated September 26, 2005 to Lawrence Barker, Visual Networks’ President and Chief Executive Officer. The responses to the Staff’s comments are set forth below, with each paragraph numbered to correspond to the numbered comments set forth in the letter. For your convenience, your comments have been reproduced in bold below, together with the responses of Visual Networks.
General
1.	We note that you have outstanding comments on your Form 10-K for the year ended December 31, 2004 and Forms 10-Q for the quarters ended March 31 and June 30, 2005. Be advised that these comments must be resolved before the desired effective date of your Form S-3.

Response: Visual Networks filed an amendment to its Form 10-K for the year ended December 31, 2004 on October 27, 2005 and an amendment to its Forms 10-Q for the quarters ended March 31 and June 30, 2005 on November 7, 2005 in all cases to address the comments raised.
Serving clients globally

Securities and Exchange Commission
November 7, 2005

2.	We note that you have outstanding comments on your confidential treatment requests, Control Numbers 17176, 16907 and 16912. Be advised that these comments must be resolved before the desired effective date of your Form S-3.

Response: Visual Networks previously responded to comments on its confidential treatment requests, Control Numbers 17176, 16907 and 16912 to address comments raised and filed amendments to its Forms 10-Q for the quarters ended March 31 and June 30, 2005 with respect thereto.
Selling Stockholders, page 9
3.	We note disclosure in your amended Preliminary Proxy Statement filed on September 23, 2005 that if your stockholders do not approve the issuance of shares of upon conversion of notes subject to this registration statement, the notes will be in default. Further, you state that upon default the investors could “declare all amounts under the Notes to be immediately due and payable and to realize on their collateral interest in our assets.” Please revise this section to disclose this information as stated in your amended Proxy Statement. As a reminder, all material terms of the notes and any other material relationship which the selling stockholders had within the past three years with the registrant should be disclosed pursuant to Item 507 of Regulation S-K. Please also revise disclosure in your “Risk Factors” section to discuss the possibilities of not obtaining stockholder approval and the resulting effects on Visual Networks, Inc. and this offering.

Response: Visual Networks has amended its Form S-3 Registration Statement to address the comments raised.

Securities and Exchange Commission
November 7, 2005

     Thank you very much for your attention to this matter. We hope that our responses to your comments address the issues raised in your letter and would be happy to discuss with you any remaining questions or concerns you may have. Please contact me at (410) 580-4170 should you have any questions concerning this letter or require further information.

Sincerely,
/s/ Jason C. Harmon

Jason C. Harmon